Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

February 28, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Funds (the “Registrant”)
1933 Act File No.: 033-02659
1940 Act File No.: 811-04556

Dear Sir or Madam:

On behalf of the Registrant, we are filing today, via the EDGAR system, Post-Effective Amendment No. 152 under the Securities Act of 1933, as amended (“Securities Act”), to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and Rule 8b-16 under the Investment Company Act of 1940, as amended. The Amendment has been electronically coded to show changes from the Registrant’s Prospectuses and Statement of Additional Information filed with respect to certain series of the Registrant (Transamerica Flexible Income, Transamerica Money Market, Transamerica Short-Term Bond, Transamerica Global Real Estate Securities, Transamerica International Bond, Transamerica Capital Growth, Transamerica Growth Opportunities, Transamerica Multi-Managed Balanced, Transamerica Small/Mid Cap Value and Transamerica Diversified Equity) with the Securities and Exchange Commission (the “Commission”) on December 22, 2011 in Post-Effective Amendment No. 145 to the Registrant’s Registration Statement (Accession No. 0001193125-11-350890).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act, and is to be effective on March 1, 2012, for the purpose of making various updates, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485. No fees are required in connection with this filing.

On behalf of the Registrant, it is hereby acknowledged that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•

The action of the Commission or its staff in acknowledging the effective date of this filing does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert to Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please direct any comments or questions about this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary